umicore

02 APR -8 AM 8:0

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

SUPPL

DAJ/OS 30/2002



02028292

Brussels, March 29, 2002

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the press release issued on May 29, 2002 entitled "The Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren awards the prize for the best environment report 2000 to Umicore".

Yours sincerely,

Umicore

PROCESSED
APR 19 2002
THOMSON FINANCIAL


J. Fiérain
Manager Corporate Administration


A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com

VAT BE401 574 852
Bank 210-0052900-87
TRB 85382

Press release

29 March 2002

The Institut des Reviseurs d'Entreprises / Instituut der Bedrijfsrevisoren awards the prize for the best environment report 2000 to Umicore

Umicore's 2000 Environment & Safety report, "On the road to Sustainable development", was awarded first prize by the "Instituut der Bedrijfsrevisoren". It will now seek recognition at a comparable review on European level.

In the reward speech the jury especially appreciated the transparency of the reporting, the balanced environmental management system and the commitment to reach ambitious environmental targets by 2005.

Umicore underlined that the report reflects the strategic decision of the company to move toward sustainable development, in line with its recently changed name and mission statement.

Besides a detailed reporting and trend analysis of environmental performance the report includes among others the following sections :

- an overview reporting on the Group' Occupational Safety Performance;
- an overview of how Umicore manages the historical soil, groundwater contamination and waste disposal ponds.

The report also includes 8 explicit environmental and safety Group objectives to be reached in 2005 along with clear and measurable targets : sustainable use of materials, water and energy, emission reductions, climate change objectives, external communication and management of complaints.

All above items reflect Umicore's intention to learn from the past and to prevent the next generation from unnecessary impact, a basic step towards Sustainable Business.

All facts and figures on Environmental performance have been examined and validated by Lloyds, an external auditor, to ensure transparency and quality of the report.

It is Umicore's firm intention to extend its report to a fully integrated Sustainability report.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission : materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels